UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

LEIDOS HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-33072	20-3562868
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Nos.)

1750 Presidents Street, Reston, Virginia	20190
(Address of Principal Executive Offices)	(Zip Code)

Benjamin A. Winter
(571) 526-6334
(Name and telephone, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

•	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) under the Exchange Act for the reporting period from January 1 to December 31, 2019.

Section 1 – Conflict Minerals Disclosure

ITEM 1.01 Conflict Minerals Disclosure and Report

The registrant’s Conflict Minerals Report for the calendar year ended December 31, 2019 is attached hereto as Exhibit 1.01 and is available at www.leidos.com.

ITEM 1.02 Exhibit

The registrant’s Conflict Minerals Report for the calendar year ended December 31, 2019 is attached hereto as Exhibit 1.01.

Section 2 - Exhibits

ITEM 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

LEIDOS HOLDINGS, INC.

By: /s/ Benjamin A. Winter
Name: Benjamin A. Winter

Title:	Senior Vice President and
Deputy General Counsel

Date: May 15, 2020